Instructure Holdings, Inc.

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

December 20, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins

Re:	Instructure Holdings, Inc. Form 10-K for the Year Ended December 31, 2021 Filed February 23, 2022 Form 10-Q for the Quarter Ended September 30, 2022 Filed November 2, 2022 File No. 001-40647

Dear Ms. Ebbertt and Ms. Collins:

Instructure Holdings, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance, Office of Technology, of the U.S. Securities and Exchange Commission (the “Commission”) received on December 6, 2022, relating to our Form 10-K filed on February 23, 2022 and our Form 10-Q filed on November 2, 2022. The comments from the Staff are set forth below in italics followed by our response.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 51

1.

We note your response to prior comment 1. Given that you consider the number of customers to be a key performance indicator in managing your business, it remains unclear why an exact customer count with an explanation of the factors impacting such measure would not be relevant to investors. Please revise and ensure that you include a discussion of any significant fluctuations in this metric from period to period.

Response: The Company acknowledges the Staff’s comment, and in future filings of Annual Reports on Form 10-K the Company will provide an exact customer count with an explanation of the factors impacting such measure, as well as a discussion of any significant fluctuations in this metric from period to period. Set forth below are proposed revisions to the language that we will implement in future filings of Annual Reports on Form 10-K, shown in strike through for deletions and bold underline for additions.

We evaluate the number of customers who use our products to measure and monitor the growth of our business and the success of our sales and marketing activities. We believe that the growth of our customer base is indicative of our revenue growth potential. We define a customer as an entity with an active subscription contract. In situations where there is a single contract that applies to an entity with multiple subsidiaries or divisions, universities or schools, only the entity that has contracted for our platform is counted as a customer. For example, a contracting school district is counted as a single customer even though the school district encompasses multiple schools. We had ~~5,000, 6,000, and nearly 7,000~~ 4,991, 6,095 and 6,908 customers contracted to use our platform as of December 31, 2019, 2020 and 2021, respectively. The increase in customers from December 31, 2019 to December 31, 2020 was primarily a result of accelerated device proliferation and technology acceptance experienced as a result of the COVID-19 pandemic. The increase in customers from December 31, 2020 to December 31, 2021 was primarily driven by the continued effects of the COVID-19 pandemic and the accelerated need for continued digital transformation in education and targeted sales and marketing efforts in new and existing markets.

Results of Operations, page 54

2.

We note your response to prior comment 2. Please revise your non-GAAP reconciliations to separately present transaction expenses, impairment charges and other non-recurring costs. To the extent the impairment charges relate to various asset groups (e.g. goodwill, held-for-sale, leases, etc.), include a breakdown of such charges in a footnote to the non-GAAP reconciliation. Also, provide us with a breakdown of other non-recurring costs and, to the extent material, include such information in a footnote to the reconciliation.

Response: The Company acknowledges the Staff’s comment, and in future filings the Company will separately present transaction costs, impairment charges and other non-recurring costs in its non-GAAP reconciliations. Set forth below are proposed revisions to the non-GAAP reconciliations, using Adjusted EBITDA as an example. We have included footnotes, as applicable, within the non-GAAP reconciliation to further disclose the various asset groups and other non-recurring costs that are considered to be material. All costs classified as ‘Other insignificant non-recurring costs’ are immaterial both individually and in the aggregate. The breakdown of non-recurring costs requested by the Staff is provided in the information included within the footnotes to the reconciliation.

	Successor		Predecessor
	Year Ended December 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year Ended December 31,
	2021	2020	2020	2019
(dollars in thousands)
Net Loss	$(88,679)	$(177,981)	$(22,203)	$(80,819)
Interest on outstanding debt and loss on debt extinguishment	72,775	50,921	—	—
Provision (benefit) for taxes	(33,719)	(43,924)	183	(3,620)
Depreciation	3,713	3,630	2,982	10,642
Amortization	7	7	35	219
Stock-based compensation	25,785	50,162	7,109	56,512
Transaction costs(1)	9,090	11,896	4,878	—
Sponsor costs(2)	414	446	739	—
Impairment charges(3)	8,116	46,127	—	—
Other non-recurring costs(4)	3,944	10,333	6,874	—
Effects of foreign currency transaction (gains) and losses	1,916	(3,353)	1,626	—
Reversal of payroll tax expense on the previous secondary stock purchase transaction	—	—	2,586	(1,327)
Amortization of acquisition-related intangibles	133,994	95,310	—	9,116
Change in fair value of contingent liability	—	—	—	(20)
Fair value adjustments to deferred revenue in connection with purchase accounting	9,322	22,751	—	—

Adjusted EBITDA	$146,678	$66,325	$4,809	$(9,297)

(1)	Represent expenses incurred with third parties as part of the Company’s merger and acquisition activity, including due diligence, closing and post-close integration activities.
(2)	Represent expenses incurred for services provided by Thoma Bravo and their affiliates.
(3)	Includes impairment charges as follows:

	Successor		Predecessor
	Year Ended December 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year Ended December 31,
	2021	2020	2020	2019
(dollars in thousands)
Impairment on Bridge held-for-sale goodwill	$—	$29,612	$—	$—
Impairment on Bridge disposal group	1,218	10,166	—	—
Impairment of leased properties	6,898	6,349	—	—

Total impairment charges	$8,116	$46,127	$—	$—

(4)	Includes other non-recurring costs as follows:

	Successor		Predecessor
	Year Ended December 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year Ended December 31,
	2021	2020	2020	2019
(dollars in thousands)
Professional services related to sale of Bridge	$1,185	$867	$67	$—
Loss on exit of leased properties	66	2,484	4,132	—
Contract modification fees	9	2,570	—	—
Employee severance	1,761	3,753	2,675	—
Other insignificant non-recurring costs	923	659	—	—

Total other non-recurring costs	$3,944	$10,333	$6,874	$—

Nine months ended September 30,
2022
(dollars in thousands)
Net Loss	$(28,519)
Interest on outstanding debt and loss on debt extinguishment	16,334
Provision (benefit) for taxes	(7,119)
Depreciation	3,145
Amortization	5
Stock-based compensation	28,923
Transaction costs(1)	4,916
Sponsor costs(2)	451
Other non-recurring costs(3)	2,735
Effects of foreign currency transaction (gains) and losses	7,050
Amortization of acquisition-related intangibles	102,190
Fair value adjustments to deferred revenue in connection with purchase accounting	855

Adjusted EBITDA	$130,966

(1)	Represent expenses incurred with third parties as part of the Company’s merger and acquisition activity, including due diligence, closing and post-close integration activities.
(2)	Represent expenses incurred for services provided by Thoma Bravo and their affiliates.

(3)	Includes other non-recurring costs as follows:

Nine months ended September 30,
2022
(dollars in thousands)
Contract modification fees	$230
Employee severance	549
Workforce realignment costs	1,121
Other insignificant non-recurring costs	835

Total other non-recurring costs	$2,735

3.

We note from your proposed disclosures in response to prior comment 3 you intend to disclose that the increase in revenue is due to expanded use of your solutions. However, it remains unclear whether such usage is from new or existing customers or from recent acquisitions. Considering your key metrics relate to the growth of your total customer base and retention and expansion of your existing customer base, please revise to include either the dollar amount or percentage change in revenue attributable to both new and existing customers to add further context to the impact of the key performance indicators used in managing your business. Also, to the extent that any acquisition during the period materially impacted revenue, revise to include a quantified discussion of such impact.

Response: The Company acknowledges the Staff’s comment, and in future filings the Company will disclose the dollar amount or percentage change in revenue attributable to both new and existing customers and will quantify the impact of acquisitions on revenue, if such impact is material. Set forth below are proposed revisions to the language that we will implement in future filings, shown in strike through for deletions and bold underline for additions.

Form 10-K for the Year Ended December 31, 2021

Subscription and support revenue was $367.8 million for the year ended December 31, 2021 compared to $209.1 million during the Successor 2020 Period and $66.0 million during the Predecessor 2020 Period. The increase in revenue is due to ~~an increase in the total number of customers, which has grown to nearly 7,000 as of December 2021,~~ expanded use of our solutions, including among new and existing customers. For the year ended December 31, 2021, revenue from new customers increased by $53.8 million and revenue from existing customers increased by $38.9 million. International markets contributed 20% of the total revenue for the year ended December 31, 2021, an increase of $20.3 million. Use of our solutions expanded as a result of the COVID-19 pandemic and the accelerated need for continued digital transformation in education ~~the contributions from~~ our recent acquisitions~~, as well as the effects of purchasing accounting, net revenue retention in excess of 100% as of December 31, 2021 and continued growth into international markets, which contributed 20% of total revenue for the year ended December 31, 2021~~ and targeted sales and marketing efforts in new and existing markets.

Professional services and other revenue was $37.6 million for the year ended December 31, 2021 compared to $21.5 million for the Successor 2020 Period and $5.4 million for the Predecessor 2020 Period. The increase is due to the expanded use of our solutions ~~increased onboarding of new customers~~ discussed above.

Form 10-Q for the Quarter Ended September 30, 2022

Three month change

Subscription and support revenue increased $13.6 million for the unaudited three months ended September 30, 2022 due to an expanded use of our solutions, including among new and existing customers. For the three months ended September 30, 2022, revenue from new customers increased by $9.5 million and revenue from existing customers increased by $4.1 million. International markets contributed 20% of the total revenue for the three months ended September 30, 2022, an increase of $3.8 million. Use of our solutions expanded as a result of the accelerated need for continued digital transformation in education and targeted sales and marketing efforts in new and existing markets ~~increase in new customers, growth from existing customers through upselling historical products and cross-selling new products, contributions from our recent acquisitions, and the effects of acquisition accounting from Accounting Standards Codification (“ASC”) Topic 805 (“ASC 805”)~~.

Professional services and other revenue increased $1.6 million for the unaudited three months ended September 30, 2022 due to the same factors discussed above.

Nine month change

Subscription and support revenue increased $49.4 million for the unaudited nine months ended September 30, 2022 due to expanded use of our solutions, including among new and existing customers. For the nine months ended September 30, 2022, revenue from new customers increased by $29.7 million and revenue from existing customers increased by $19.7 million. International markets contributed 20% of the total revenue for the nine months ended September 30, 2022, an increase of $13.2 million. Use of our solutions expanded as a result of the need for continued digital transformation in education and targeted sales and marketing efforts in new and existing markets ~~new and existing customers, through upselling historical products and cross-selling new products, and contributions from our recent acquisitions, as discussed above, as well as the effects of acquisition accounting from ASC 805~~.

Professional services and other revenue increased $6.4 million for the unaudited nine months ended September 30, 2022 due to the same factors discussed above.

Form 10-Q for the Quarter Ended September 30, 2022

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15. Commitments and Contingencies, page 23

4.

We note your reference to “losses that could potentially result from this lawsuit” in your response to prior comment 4. Please revise your proposed disclosures to more clearly state, if true, that it is reasonably possible that a loss in excess of amounts accrued may be incurred but that the amount of such loss or range of loss cannot be reasonably estimated.

Response: The Company acknowledges the Staff’s comment, and in future filings the Company will disclose, if true, whether it is reasonably possible that a loss in excess of amounts accrued may be incurred, as shown in bold underline below.

We are involved in various legal proceedings and claims, including challenges to trademarks, from time to time arising in the normal course of business. If we determine that it is probable that a loss has been incurred and the amount is reasonably estimable, we will record a liability in our condensed consolidated financial statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. Although the results of litigation and claims are inherently unpredictable and uncertain, management does not believe that the outcome of our various legal proceedings, with the potential exception of the matter described below (which we believe is without merit and which we are defending vigorously against), if determined adversely to us, singly or in the aggregate, would have a material impact on our financial position, results of operations, or liquidity.

In February 2021, Oklahoma Law Enforcement Retirement System and Q. Wade Billings filed a class action lawsuit against Instructure Holdings, LLC, certain Thoma Bravo entities and certain directors and officers of Predecessor, relating to the Take-Private Transaction. The complaint alleges that such directors and officers breached their fiduciary duties in connection with the Take-Private Transaction, and that Instructure Holdings, LLC and Thoma Bravo aided and abetted such breaches. Plaintiffs seek damages of an unidentified amount, interest, and attorneys’ and experts’ fees and expenses. On September 8, 2022, the Court heard oral argument on the defendants’ motion to dismiss and the plaintiff’s motion to convert the motion to dismiss to one for summary judgment. We do not believe these claims have merit and are defending vigorously against them. It is reasonably possible that a loss in excess of amounts accrued, if any, may be incurred, but at this time, we are unable to predict the outcome or reasonably estimate the amount of loss or range of losses that could potentially result from this lawsuit.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Dale Bowen, Chief Financial Officer, at dale.bowen@instructure.com or at (202) 821-3555, or Michael Keeley or Ana Sempertegui, from Kirkland & Ellis LLP, our outside counsel, at michael.keeley@kirkland.com or (312) 862-2144, and ana.sempertegui@kirkland.com or (312) 862-2359.

Sincerely,

/s/ Dale Bowen
Dale Bowen
Chief Financial Officer

cc:
Michael Keeley
Ana Sempertegui
Kirkland & Ellis LLP